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Roche

Investor Update

December 12, 2002

Study with three-drug Herception regimen demonstrates clinical benefit in threating HER2-positive breast cancer
New Herceptin-Chemotherapy Combination Improves Time to Progression

Genentech, Inc. (NYSE: DNA) and Roche (SWX Zurich) today announced positive results from a randomized, Phase III trial in which HER2- (human epidermal growth factor receptor2) positive metastatic breast cancer patients receiving treatment with a combination of Herceptin® (Trastuzumab), paclitaxel and carboplatin experienced a six-month improvement in time to progression compared to those patients receiving the standard Herceptin and paclitaxel regimen.

Results of the trial were presented today at the San Antonio Breast Cancer Symposium by lead investigator Nicholas Robert, M.D., of Inova Fairfax Hospital, Fairfax, Virginia. "This study shows that the addition of carboplatin - currently used most often to treat other forms of cancer - may provide clinical benefit for HER2-positive metastatic breast cancer patients as well," said Dr. Robert. "In addition, investigators reported no cases of serious cardiac dysfunction in either arm of the study."

The study (abstract # 35) enrolled 194 women who had HER2 overexpression scores of 2+ or 3+ by immunohistochemistry (IHC); 160 patients were evaluable for response rates and time to progression. Results of the randomized study showed that women receiving Herceptin, paclitaxel and carboplatin had median time to progression scores of 12 months, compared to six months for those receiving standard treatment of Herceptin and paclitaxel alone. Forty-eight percent of patients who received all three agents (38/80) had increases in response rates, compared to 36 percent of patients treated with Herceptin and paclitaxel (29/80).

In the subset of patients whose HER2 overexpression was scored 3+, women receiving all three agents had a 14-month delay in disease progression, compared to seven months in the two-drug group. In addition, 53 percent of the group (X/Y) receiving Herceptin, paclitaxel, and carboplatin achieved a response compared to 38 percent of 3+ patients (X/Y) who were treated with Herceptin and paclitaxel.

Researchers reported that the group of patients receiving all three agents experienced an increase in grade 3 or 4 neutropenia (52 percent vs. 25 percent) and thrombocytopenia (7 percent vs. 1 percent); neurological toxicity (13 percent vs. 8 percent), and nausea (5 percent vs. 1 percent) compared to the group receiving Herceptin and paclitaxel. No cases of serious cardiac dysfunction were reported in either arm of the study.

"While the FDA-approved regimen of Herceptin plus paclitaxel has shown a proven survival advantage when given weekly until disease progression, we're committed to evaluating different Herceptin/chemotherapy combinations that may also provide clinical benefit for women with HER2-driven disease," said Gwen Fyfe, M.D., Genentech's vice president of Oncology, Medical Affairs. "This is significant because patients with HER2-positive breast cancer have tumors that grow unusually fast and are often resistant to standard therapies."

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First-Line Trial of Weekly Herceptin, Paclitaxel and Carboplatin (Abstract #439)
In a single-arm Phase II multicenter pilot study conducted by the Sarah Cannon Cancer Center, a total of 61 metastatic breast cancer patients with HER2 overexpression scores of 2+ or 3+ by IHC were enrolled to receive weekly Herceptin, paclitaxel and carboplatin.

Results of the study showed that sixty-six percent (40/61) of patients experienced an objective response to the therapy. The median time to progression was 12 months and median overall survival was 29.3 months. Retrospective FISH (fluorescence in-situ hybridization) gene-detection tests were performed on tumor samples from 49 patients and showed that 89 percent of patients (44/49) deemed HER2-positive by FISH demonstrated an objective response. In addition, FISH-positive patients had a median time to progression of 19 months and median survival had not been reached at 30 months of follow-up.

Patients in this study experienced grade 3 or 4 leukopenia (33 percent, with no febrile neutropenia) and grade 3 or 4 non-hematologic toxicities such as fatigue (7 percent), diarrhea (4 percent) and neuropathy (4 percent) were rare. Four patients experienced asymptomatic declines in left ventricular ejection fraction (LVEF), but subsequently recovered.

About Herceptin
Herceptin is a targeted therapeutic antibody treatment that received FDA approval in September 1998 and European Union Health Authority approval in 2000 for use in patients with metastatic breast cancer who have tumors that overexpress the HER2 protein. It is indicated for treatment of patients both as first-line therapy in combination with paclitaxel and as a single agent in second- and third-line therapy. In clinical trials, Herceptin has shown a survival benefit when used as a first-line therapy in combination with chemotherapy given weekly ongoing until disease progression. Herceptin is marketed in the United States by Genentech and internationally by Roche.

Herceptin Safety Profile
Herceptin therapy does involve risks. Serious side effects have occurred in patients treated with Herceptin. Severe hypersensitivity reactions (including anaphylaxis), infusion reactions, and pulmonary events have been infrequently reported. Rarely, these were fatal. Serious reactions were treated by discontinuing Herceptin and administering supportive therapy. In clinical trials, the incidence and severity of cardiac dysfunction was highest in patients receiving Herceptin with anthracyclines. Most patients responded to medical therapy, including discontinuation of Herceptin. However, some patients were successfully managed while continuing Herceptin therapy. Patients receiving Herceptin should be monitored for deteriorating cardiac function. In clinical trials, approximately 40 percent of patients experienced symptoms such as chills and fever during the first infusion. These and other symptoms, including nausea, vomiting, and pain, occurred infrequently with subsequent infusions. There was an increased incidence of anemia leukopenia, diarrhea, and infection when Herceptin was used in combination with chemotherapy.

About Genentech
Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. Fifteen of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes ten biotechnology products directly in the United States. The company has headquarters in South San Francisco, California, and is traded on the New York Stock Exchange under the symbol DNA.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services, that address prevention, diagnosis and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 19.3 billion Swiss Francs in the first three quarters of 2002 and employed about 57'000 employees worldwide.

Your IR contacts:

Dr. Karl Mahler Dr. Mathias Dick Dianne Young
Tel: +41 (61) 687 85 03 Tel: +41 (61) 688 80 27 Tel: +41 (61) 688 93 56
email: karl.mahler@roche.com email: mathias.dick@roche.com email:
dianne.young@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,

Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

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ROCHE HOLDING 82-3315

Media Release

Roche

RECD S.E.C.
DEC 2 3 2002
1086

Basel, December 19 2002

Roche and Beaufour Ipsen to jointly develop and market Beaufour Ipsen's novel anti-cancer drugs

Roche's pipeline strengthened with a product in Phase II and the fifth oncology transaction

Roche and Beaufour Ipsen (Paris, France) announced today that they have signed a global agreement to co-develop and market Beaufour Ipsen's new anti-cancer candidates.
Roche will have worldwide rights, excluding Europe, to market two Beaufour Ipsen products in development (diflomotecan and BN 80927). Beaufour Ipsen retains these rights in Europe. In addition, mutual rights have been granted to future follow-on products, the homocampthothecines, a new class of anticancer molecules discovered by Beaufour Ipsen.

Diflomotecan, which is entering Phase II clinical development, and a second compound (BN80927), currently in pre-clinical development, are being assessed for their efficacy in solid tumours, including colorectal, lung and breast cancer. Combination studies of diflomotecan and Roche's Xeloda are expected to begin during the first quarter of 2003.

Diflomotecan is the first of a new generation of topoisomerase-1 inhibitors, with a proven mechanism of action, improved safety and efficacy profile. The second compound BN 80927, has a novel mechanism of action, including dual inhibition of topoisomerases I and II, and will be developed for a broad spectrum of indications.

"We are very pleased that Beaufour Ipsen has selected Roche to commercialise these promising drug candidates, especially in the US oncology market. With the completion of our fifth oncology deal this year and the continuous progress of our in-house pipeline, the strength of our portfolio continues to increase," said William M. Burns, Roche's Head of Pharmaceuticals.

"We are delighted to be working with such a world-class company and one of the world's leading

oncology companies to develop and market novel topoisomerase inhibitors discovered by Beaufour Ipsen" said Jean-Luc Belingard, Chief Executive Officer of the Beaufour Ipsen Group.

Financial Terms

Under the terms of the agreement Roche will have all rights to market and sell diflomotecan and BN80927 in the USA, Japan, and rest of the world, whereas Beaufour Ipsen will have the sole right to market the products in Europe. Roche and Beaufour Ipsen will jointly pay all future research and development costs for selected indications according to their market potential. Beaufour Ipsen will receive up to US $ 150 million, consisting of over $ 20 million in committed payments, and additional payments contingent upon achievement of clinical, regulatory and commercial milestones. Beaufour Ipsen will receive royalties on net sales in the US, Japan and rest of the world, while Roche will receive royalties on net sales in Europe.

About the Agreement

Roche and Beaufour Ipsen will jointly conduct clinical development of the products. The principal focus of the collaboration will be the clinical development and marketing of diflomotecan and BN80927. Roche and Beaufour Ipsen will also have mutual rights to follow-on compounds and improvements over the next three years. Any such product would also be co-developed and co-commercialised by Roche and Beaufour Ipsen for the treatment of cancer or other therapeutic areas.

Roche in Oncology

Roche is the world leader in oncology. Its franchise includes three drugs with survival benefit: MabThera (Rituximab), Xeloda (capecitabine), and Herceptin (Trastuzumab). It also includes NeoRecormon (epoetin beta), Roferon-A (interferon alfa-2a), and Kytril (granisetron HCL). In addition, Roche has entered several agreements in the current year with Antisoma, Kosan, Gryphon, and GeneMab to develop and commercialise various promising compounds in the oncology field. The Roche Group's oncology program is supported by four Pharma Research sites (two in the US, Germany and Japan) and five Development sites (two in the US, UK, Switzerland and Japan).

Roche also offers a broad portfolio of tumor markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests running on the LightCycler. Within its Integrated Cancer Care Unit the company develops new tests which will have a significant impact on disease management of cancer patients in the future.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientuted healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services, that address prevention, diagnosis and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 19.3 billion Swiss Francs in the first three quarters of 2002 and employed about 57,000 people worldwide.

About Beaufour Ipsen

Present in over 80 countries with a total staff of 3423, the Beaufour Ipsen Group had a turnover of €704 million in 2001, 57% of which was outside France. The Group develops products for four targeted disease area franchises: oncology, endocrinology, neurology and haematology. It currently has a portfolio of 30 products on the market which are either peptides, derived from biotechnology, or based on natural sources. In 2001, 16.4% of Beaufour Ipsen's turnover was reinvested in Research and Development,which is carried out in four research centres (Paris, Boston, Barcelona and London) by an international network of around 500 scientific staff. The Group's website is www.beaufour-ipsen.com.

Beaufour Ipsen in Oncology

Endocrinology/ oncology is a significant line of development for Beaufour Ipsen, representing 33.2% of its turnover in 2001. Sales are based on two major products, Decapeptyl, a sustained-release (28 days and 3 months) peptide analogue of the hypothalamus hormone (GnRH), mainly indicated in the treatment of prostate cancer, and Somatuline, a sustained-release (28 days) somatostatin peptide analogue and inhibitor of growth hormone used in the treatment of carcinoid tumors.

Conditions

The transaction may be subject to review by federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.